# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Acuren Corp, CIK 0002032966
CUSIP: 00510N102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 14434 Medical Complex Drive, #100, Tomball, Texas (TX), 77377
Date of event which requires filing of this statement: 08/07/2025
Filed by CIK 0000940603
Persons authorized to receive notices and communications: Mariposa Acquisition IX, LLC, c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida (FL), 33139, (786) 482-6333

## Reporting persons
- Sir Martin E. Franklin (CIK 0000940603): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,877,500; sole dispositive power 0; shared dispositive power 19,877,500; aggregate amount beneficially owned 19,877,500 (9.86% of the class)
  Comment: 1. The percentage of Common Stock beneficially owned by the Reporting Person is based on 200,598,758 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock outstanding as of August 6, 2025, following the completion of the transactions contemplated by the Merger Agreement.
- Mariposa Acquisition IX, LLC (CIK 0002046679): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,877,500; sole dispositive power 0; shared dispositive power 19,877,500; aggregate amount beneficially owned 19,877,500 (9.86% of the class)
  Comment: 2. The percentage of Common Stock beneficially owned by the Reporting Person is based on 200,598,758 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock outstanding as of August 6, 2025, following the completion of the transactions contemplated by the Merger Agreement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Acuren Corp
Address of issuer's principal executive offices: 14434 Medical Complex Drive, #100, Tomball, Texas (TX), 77377
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission on February 14, 2025 and amended on May 16, 2025 (as amended, the "Statement"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Acuren Corporation (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is supplemented as follows:

On August 4, 2025, the Issuer completed the transactions contemplated by the Merger Agreement. Solely as a result of the issuance of shares of Common Stock by the Issuer in connection with the transactions contemplated by the Merger Agreement and the resulting increase in the number of shares of Common Stock outstanding, the Reporting Persons' percentage ownership in the Common Stock decreased. On August 7, 2025, the Issuer notified the Reporting Persons of the number of shares of Common Stock outstanding following the Merger.

Pursuant to the terms of the Voting Agreement, the Voting Agreement automatically terminated upon receipt of the approval of the Acuren Stock Issuance at the Annual Meeting of Stockholders of the Issuer on July 31, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Schedule 13D/A is hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on the cover pages of this Schedule 13D/A is hereby incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Statement is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented by the information set forth above in Item 4 which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A -- Joint Filing Agreement among the Reporting Persons, dated February 14, 2025 (incorporated by reference to Exhibit A to the Schedule 13D/A filed on May 16, 2025, by the Reporting Persons with the SEC).

Exhibit B -- Placing Agreement, dated May 17, 2023, by and between the Issuer, certain of its directors and founders, Mariposa, Jefferies International Limited, Jefferies GmbH and UBS AG London Branch (incorporated by reference to Exhibit 10.8 to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-282976)).

Exhibit C -- Founder Insider Letter, dated May 17, 2023, by and between the Issuer, its founders and Mariposa (incorporated by reference to Exhibit 10.10 to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-282976)).

Exhibit D -- Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer's Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 16, 2024, which contains the terms of the Series A Preferred Stock).

Exhibit E -- Voting Support Agreement, by and among NV5 Global, Inc. and Mariposa Acquisition IX, LLC, dated May 14, 2025 (incorporated by reference to Exhibit 10.17 to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-287888)).

## Signatures
- Sir Martin E. Franklin: /s/ Sir Martin E. Franklin, Sir Martin E. Franklin (08/07/2025)
- Mariposa Acquisition IX, LLC: /s/ Sir Martin E. Franklin, Sir Martin E. Franklin, its Manager (08/07/2025)